Exhibit 6.7

CONTRACTOR AGREEMENT

THIS AGREEMENT is entered into by and between IdentifySensors Biologics Corp., a Delaware Corporation (sometimes hereinafter referred to as “Company”) and IdentifySensors, LLC (Gregory Hummer Managing Partner) an independent contractor (sometimes hereinafter collectively referred to as “Contractor”) this 1st day of October 2020 at Cleveland, Ohio.

WITNESSETH:

WHEREAS, Contractor is desirous of obtaining contract consulting work with Company upon the terms and conditions herein, and

WHEREAS, Contractor acknowledges that the relationship between Company and Contractor shall be that of two (2) independent entities contracting with each other at arms length, and

WHEREAS, Neither party shall be deemed the agent of the other and no joint venture or partnership shall result from this Agreement, and

WHEREAS, Company is desirous of contracting with Contractor upon the terms and conditions herein;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.            The parties incorporate the recitals herein as if fully rewritten here and acknowledge the accuracy of the same.

2.             Company hereby contracts with Contractor to provide services to Company upon the terms and conditions set forth herein. Contractor hereby accepts contracting with Company upon the terms and conditions herein and subject to any other terms, conditions and/or policies of Company as contained in any applicable company policies and office policies of Company and subject to terms and conditions outlined in any Exhibits to this Agreement and/or in any Addendums to this Agreement. Company and Contractor acknowledge that Contractor’s duties hereunder will include providing services for Company and Affiliates (as that term is defined herein).

3.             This Agreement shall become effective on the date of execution by all parties hereto, and shall be in effect until terminated as provided herein.

4.            Affiliates shall mean IdentifySensors, LLC; IdentifySensors Fresh Food Enterprises, LLC and any other organization owned in whole or in part by IdentifySensors Biologics Corp.

5.            Contractor has made certain representations to Company pertaining to Contractor’s educational background, previous job history and experience, capabilities, accomplishments, criminal background or lack thereof, use of drugs and alcohol, and such other routine disclosures as are inquired about by the Company to contract for the services in which Contractor will be engaged hereunder. A copy of Contractor’s Curriculum Vitae is attached hereto as Exhibit A. Contractor represents that all of said prior information provided to Company is true and correct in all respects and Contractor has not failed to omit any material fact concerning Contractor’s background or his prior employment or discharge by any former employer, which would have a material impact upon Contractor’s Agreement with Company.

Further, Contractor represents that Contractor’s services to Company or rendering services for Affiliates shall not constitute a violation of any other agreement by which Contractor is bound and will not result in any claims against Company including but not limited to tortious interference by Company and/or Affiliates with any pre-existing contract, which Contractor has with any other person or entity.

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6.             Services. During the term of this Agreement, Contractor shall perform and discharge all tasks and duties included in the scope of Exhibit B using in such performance his best efforts and judgment to produce maximum benefit to the business of Company and Affiliates. Contractor shall perform his functions and duties as per Exhibit B from time to time. Contractor’s duties as of the inception of this Agreement are attached hereto as Exhibit B and incorporated herein.

Additional specific goals and objectives are listed on Exhibit C, which is attached hereto and incorporated herein. Contractor’s scope of services provided to Company as specified in Exhibit B may be changed by Company from time to time.

7.             Non-Exclusive Services. Company and Contractor agree that Contractor shall provide consultative services on an as needed basis to be billed to the Company in no greater than quarter hours as required and requested by Company to support successful Company and Affiliate support, and that Contractor shall be allowed to engage in other business or employment on a remunerated basis or a volunteer basis. Company and Contractor may change the time commitment of consultative services required based on the demand and need for services.

8.            Payments. Contractor shall be compensated by such remuneration as determined from time to time by Company for his services performed for Company and Affiliates. The remuneration/retainer agreed to by Company and Contractor as of the date of execution of this Agreement is attached hereto as Exhibit D.

9.            Termination. Unless otherwise agreed to in writing between the parties hereto, this Agreement shall be in full force and effect as of the date both parties sign this Agreement and shall remain in effect unless terminated as provided herein. Upon termination of this Agreement, the terms in this Agreement pertaining to non-solicitation, non-piracy, confidentiality, inventions, products, and non-disclosure of proprietary information and trade secrets shall remain in full force and effect as provided in this Agreement.

A.            Company may terminate this Agreement without notice in the event of any of the following:

i.	Contractor is guilty of dishonesty, insubordination, alcohol abuse, controlled or uncontrolled substance abuse, willful breach of any terms of this Agreement, breaches of Company policies or engaging in any acts constituting grounds for disciplinary action by any governing or licensing body.

ii.	Death of Contractor.

iii.	Contractor is unable to perform a substantial portion of his normal or customary services for any reason, but not limited to mental or physical disability for a period of thirty (30) days (whether or not consecutive) during any one (1) year period,

iv.	Contractor fails to achieve performance objectives as established for Contractor by Company or Contractor fails to perform at expected levels.

v.	Contractor performs or is involved with any unlawful activity, which is a felony or is a crime involving moral turpitude, or gross negligence.

vi.	An intentional breach of confidentiality as to undermine the business of Company.

vii.	Contractor’s available time to devote to Company is insufficient for Company’s requirements.

B.             Contractor may terminate this agreement at any time without notice if Company fails to pay Contractor any remuneration on a timely basis as outlined in Exhibit D, and said remuneration is due to Contractor and not contested by Company.

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C.             Company and Contractor acknowledge that this is an agreement at will and in addition to the reasons set forth above, either party may terminate this Agreement at any time for any reason upon fourteen (14) days advance written notice to the other party. The party receiving said notice may elect to waive all or part of said notice period.

10. Confidentiality. Contractor will, during the term of this agreement, be working with confidential information and trade secrets belonging to Company and Affiliates, including, but not limited to, internal procedures, programs and forms, marketing methods, customer lists, pricing, products, servicing methods, engineering ideas and specifications, software specifications and structure, technical specifications, technical ideas and processes, and other information generally not known to the public.

In addition, Contractor will have access to lists of customers and prospects, personnel information, information related to customers and prospects, locations and descriptions of future products and future customers, expiration data pertaining to both customers and non-customers, daily reports and other information which is generally not available or not easily obtainable. Contractor hereby acknowledges and agrees that all such information is confidential and/or constitutes trade secrets of Company and/or Affiliates and is the exclusive property of Company and/or Affiliates. Contractor covenants and agrees that Contractor will not disclose to anyone, either directly or indirectly, through any oral or written communication of any other communication using any other medium including e-mail or the Internet, any such confidential information, nor shall Contractor use the same for any purpose other than in the provision of his services to Company and for the exclusive benefit of Company and Affiliates, both during the term of this Agreement or any time thereafter. Contractor agrees the disclosure of any such confidential information or trade secrets to any third party, whether or not a direct or indirect competitor of Company or Affiliates, both during and after the term of this Agreement, or use of such confidential information or trade secrets by Contractor for his own benefit or the benefit of any third party after the termination of this Agreement with Company, would constitute misappropriation of such confidential or trade secret information. All documents that Contractor prepares, or confidential information that may be given to Contractor during the course of this Agreement are, and shall remain, the sole property of Company and/or Affiliates and shall remain in Company’s and/or Affiliates’ sole possession on Company’s or Affiliates’ premises and shall constitute work for hire and Contractor shall have no rights in the same. Under no circumstances shall information be copied or removed from Company’s or Affiliates’ premises without Company’s express written consent thereto being first obtained, except in the ordinary course of this Agreement. Any information removed during the ordinary course of this Agreement shall continue to remain confidential, and Contractor shall take all necessary steps to ensure that said information remains confidential and shall return said information to Company’s or Affiliates’ premises as soon as the same is not needed at another location for the purposes of Contractor’s services hereunder. All copies of any client or proprietary information shall be immediately returned to Company or Affiliates upon Company’s or Affiliates’ demand. Contractor acknowledges a.) The above-described information derives independent economic value, actual or potential, its form not being generally known to the public or to other persons who can obtain economic value from its disclosure or use and b.) the subject information is and has been the subject of efforts and it is reasonable under the circumstances to maintain its confidentiality.

11.          Sole Property of Company. Contractor agrees that at all times while C ontractor is providing services for Company, his work product is work for hire and the revenues, products, results, materials, programs, processes, information, and systems, etc. developed or produced by Contractor whether during office hours or non-office hours shall remain the sole property of Company and constitute work for hire. Contractor shall have no other rights in said property other than to be paid his fees by Company or Affiliates as determined by Company. Contractor agrees that upon request to return all said property and all copies of information or writings related to said property shall be returned to the Company. Contractor agrees to cooperate with Company in obtaining any trademarks, patents or copyrights in Company’s name, and shall sign any such applications or needed assignments of rights if any. Further, Contractor agrees that the same shall constitute confidential proprietary information as the same is described herein.

12.          Additional Requirements. Contractor agrees all services rendered hereunder constitute work for hire and Company shall own all intellectual property created as a result of such services. During the term of this Agreement, Contractor agrees to submit all services and products brokered, sold, replaced or distributed by Contractor through Company. During this agreement, Contractor shall not refer any products or services of the nature being sold by Company to any other person or entity nor refer any customers to any other person or entity without the expressed prior written consent of Company, which may be freely withheld. Contractor agrees that Company shall be entitled to all benefits, profit or other issue arising from or incidental to any and all work and/or services of Contractor while performing services contracted with Company. Contractor acknowledges that his ability to develop, service, produce, maintain, and sell accounts and invent and design products is made possible through the facilities and financial support of Company. Contractor acknowledges that Company’s relationship with accounts and the development and design of products results from expenditure of time and money by Company and the development and maintenance of these accounts, development and design of such products, and Company’s ability to maintain facilities and support enable Contractor to further his career, experience, skills and reputation. Contractor acknowledges since his services are work for hire and all intellectual property is owned by Company, that it would be unfair and inequitable for Contractor upon termination of this Agreement to take as a result of his services under this agreement any accounts or products of Company except upon terms and conditions as provided herein.

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13.          Non-solicitation and Non-Piracy Agreement. To protect the interest of Company and Affiliates in their respective products, services, and accounts as described herein, Contractor covenants and agrees as follows:

A.            Contractor will not publish or distribute any notice to any of Company’s or Affiliates’ accounts, customers or clients to the effect the Contractor is no longer contracted by Company or that Contractor has relocated his business or is a direct or indirect competitor of Company or Affiliates for a period of twenty-four (24) months after Contractor is no longer contracted with Company.

B.             For a period of twenty-four (24) months following the termination of this agreement, Contractor shall not engage in any of the following acts:

i.	Contractor shall not call upon, contact or solicit by verbal, written or other communication, either for his self or any other person or entity, any account which is an account of, customer or client or was solicited by any Contractor, affiliate or agent of Company or Affiliates at any time during the term of this Agreement for the purpose of rendering, selling, placing maintaining or servicing any account or product sold by or competitive with a product or services sold by Company or Affiliates.

ii.	Contractor agrees not to make known to any other firm, person or entity, either directly or indirectly, the names or addresses of any of Company’s or Affiliates’ accounts or any confidential information relating to any of said accounts.

iii.	Contractor shall not solicit any employee, agent or representative of Company or Affiliates to be associated with, employed by, or an agent for any other person or entity.

iv.	Contractor shall not enter into any relationship with any account of Company or Affiliates without obtaining consent in writing by Company prior to the start of any such relationship.

v.	Contractor shall not accept on his own behalf or on behalf of any other person or entity any order for product or services which is a substitute for any product or service sold by Company.

vi.	Contractor shall not do indirectly any act or take any action that Contractor is prohibited from doing directly hereunder.

14.          Remedies. In the event of a breach of this agreement by Contractor, Company shall be entitled to injunctive relief, including a temporary restraining order, preliminary injunction, and permanent injunction, without having to post a bond or proving damages to the public.

Contractor understands the terms of this agreement are onerous and may have an economic impact upon Contractor, but Contractor has considered this and determined the economic benefits outweigh the economic detriments.

In the event of any breach of paragraph ten (10) or thirteen (13) hereof, in addition to any other remedies or damages hereunder, Contractor shall forfeit all shares of stock in Company, or any future payments under any note issued for Company shares under paragraph twenty-four

(24) hereof.

15.          Successors and Assigns. This Agreement shall be binding upon, and inure tot he benefits of, the parties hereto and their respective successors, heirs, executors, administrators and assigns. This Agreement or any portion hereof is not assignable by Contractor, without the express written consent of all other parties hereto.

16.          Entire Agreement. This Agreement, together with the exhibits, if any, attached hereto, embodies and constitutes the entire understanding between the parties with respect to the understanding contemplated herein, and all prior contemporaneous agreements, understandings, representations and statements, oral or written, are merged into this Agreement. Neither the Agreement nor the provisions hereof may be waived, modified, amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

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17.          Waiver of Breach. The failure to insist upon strict compliance with any oft he terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power herein at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

18.          Severability. The final judicial determination of the invalidity or unenforceability of any term or provision, or any clause or portion thereof of this Agreement, shall in no way impair or affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

19.          Section Headings, Descriptions and Pronouns. All section headings, other titles and captions are for convenience only, do not form a substantive part of this Agreement, and shall not restrict or enlarge any substantive provision of this Agreement. All pronouns and any variations there of, shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

20.          Law of Ohio to Apply. This Agreement will be governed by and construed in accordance with the applicable laws of the Ohio, without giving effect to the principles of that State relating to conflicts of laws. Each party irrevocably agrees that any legal action, suit or proceeding brought by it in any way arising out of this Agreement must be brought solely and exclusively in, and will be subject to the service of process and other applicable procedural rules of, the State or Federal courts in the state of Ohio, specifically in Cuyahoga County with respect to any action, suit or proceeding brought by it or against it by the other party. Notwithstanding the foregoing, claims for equitable relief may be brought in any court with proper jurisdiction within the United States. Both parties agree to waive any right to have a jury participate in the resolution of the dispute or claim, whether sounding in contract, tort or otherwise, between any of the parties or any of their respective affiliates arising out of, connected with, related to or incidental to this Agreement to the fullest extent permitted by law.

21.          Consent of Company. Until further notice is given in writing to Contractor, for purposes of this Agreement, consent of Company may only be given by Gregory J. Hummer, M.D. or Bruce Raben.

22.            All parties consent to the jurisdiction of the Cuyahoga County Common Pleas Court in Ohio for the enforcement or adjudication of any term or condition of this Agreement.

23. This Agreement supersedes all prior agreements with Contractor.

24.            In the event of termination of this agreement, and Contractor is the owner of any Shares of Company, the following terms, provisions, and conditions shall be in effect and binding upon Contractor and Company:

A.             Upon termination, and at any time thereafter, Company shall have the right to repurchase Contractor’s Shares at an amount equal to the greater of price issued or at the prevailing market price for said Shares which ever is greater.

B.              The purchase price shall be paid by Company issuing a promissory note (sometimes hereinafter referred to as “Promissory Note”) for the purchase price. The Promissory Note shall be payable over a period of twenty-four (24) months in equal monthly payments. The Promissory Note shall bear interest at the rate of one percent (1%) per annum on the unpaid balance.

C.             In the event of a breach of paragraphs 9,10,11,12,13 or 14 hereunder, then in addition to any other remedies at law or in equity and not in lieu thereof, the Promissory Note shall be deemed paid in full and no further payments shall be required hereunder.

25.       Indemnification of Directors and Officers. The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 25, a "director" or "officer" of the corporation includes any person (i) who is or was a consultant officer, director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement, on the 1st day of October, 2020.

WITNESSED:	“COMPANY”

IdentifySensors Biologics Corp
A Delaware Corporation

_____________________________	By: /s/ Bruce Raben
Bruce Raben

_____________________________	Its: President

IdentifySensors LLC its Managing Partner

“Contractor” Gregory Hummer

_____________________________	/s/ Gregory Hummer
Gregory Hummer

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EXHIBIT A

•	IdentifySensors LLC will provide a variety of services to Company including but not limited to the services of Gregory Hummer MD as CEO. Such other services as general management oversight, reporting to the board, IP management and other services as needed from time to time. Hummer shall be responsible for duties of the CEO and working with the board, the President and any staff, internal stakeholders, external vendors and external clients in the successful implementation and ongoing management of the Company’s business plan and programs.

•	Serves as primary point of contact for member customer service issues for website inquiries, vendor questions, general program questions, or any other questions related to the services rendered to a client or potential client.

•	Responsible for day to day client management needs including communication support, self-service reporting questions, website inquiries and general program inquiries.

•	Ensure proactive approach to maintain positive customer relations through ongoing communication, defining needs/expectations and reporting of program status/targets.

•	Provide customer updates to internal strategic accounts team on a timely basis.

•	Oversee the implementation of system solutions elements for clients. Ensure the day to day delivery of the fundamental components of the production and sales channels and Company business plan.

•	Provide regular, timely communication with appropriate key customer contact.

•	Processing of new orders by designated staff and coordination of the sales cycle with Company’s fulfillment vendors; ensuring timely implementation and delivery.

•	Troubleshooting any implementation issues internally and externally.

•	Ensure appropriate billing administration for processed orders. Ensure all invoices are submitted and aligned with the contract deliverables and communicated with President and CFO.

•	Seamless partnership and collaboration across all strategic accounts to leverage and share knowledge and best practices.

•	Support and assist with development of Company programs, website, marketing, trade shows, communications, integration strategies, communications, consulting, data analysis, and reporting.

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EXHIBIT B

Goals:

The overall goal is to achieve a client that is most satisfied with Company’s product and services and to meet Company’s sales and installation objectives.

Goals shall be set by Company from time to time and shall be in keeping with the items listed in Exhibit A.

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EXHIBIT C

Disclosure of other entities that Contractor may provide services to that would be in conflict with Company’s services and objectives. As of now, there are no known entities to list. However, it is mandatory that Contractor notify Company of any potential conflict to be recorded to this Exhibit C.

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EXHIBIT D

Minimum Base rate of $100,000 dollars a quarter paid monthly.

Base Rate Minimum is tied to revenue produced by Company:

If annualized revenue is averaging:

$20,000,000 then Base Rate Minimum will be increased to $200,000 a quarter (paid monthly)

$40,000,000 then Base Rate Minimum will be increased to $300,000 a quarter (paid monthly)

$50,000,000 then Base Rate Minimum will be increased to $400,000 a quarter (paid monthly)

Greater than $50,000,000 to be determined by the board.

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